Filed by Great Plains Energy Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715

This filing consists of questions and answers distributed by Great Plains Energy Incorporated to its employees and others on August 9, 2007.

FINAL -- August 8, 2007 Missouri Public Service Commission Filing

FAQs

August 8, 2007 Filing

1.	Why did Great Plains Energy make the August 8, 2007 update filing with the Missouri Public Service Commission (MPSC)?

In April 2007, Aquila, Black Hills, KCP&L and Great Plains Energy made all necessary state regulatory filings related to the proposed transactions. The filings disclosed information to the state commissions regarding expected organizational, financial, customer and community impacts and benefits (synergies) pertinent to the proposed transactions.  Within the original filing the companies also agreed to provide the MPSC with additional details regarding the expected synergies in August.

2.	Is there a deadline for the filing?

Yes, during discussions with the MPSC in May, Great Plains Energy and KCP&L were requested to provide the additional information pertaining to expected synergies no later than August 8, 2007.

3.	What is in the filing?

The filing contains updated synergies expected from the proposed Great Plains Energy/Aquila transaction. It also presents a high-level view of the organization including staffing expectations and plans for facilities.

4.	Do we plan to file in Kansas on August 8?

Yes, we will also be making a filing in Kansas on August 8th.

5.	Why didn’t Black Hills make a similar filing?

Since Black Hills is not acquiring any assets in Missouri, they are not subject to this request for information.

6.	What are the highlights of the MPSC filing?

We expect to achieve a total of approximately $305 million of utility non-fuel operating synergies over the five-year period of 2008-2012.  These synergies primarily come from four areas: $33 million from integration projects that reduce non-fuel operating and maintenance costs, $54 million from projects that reduce purchase power costs or increase revenue, $87 million from non-fuel operating and maintenance budget reductions, and $131 million from supply chain savings.  We currently anticipate total synergies of approximately $643 million over the five-year period of 2008-2012. Costs to achieve these synergies (transaction and incremental transition costs) are currently estimated at $140 million.

The total synergies include an estimated $302 million of corporate costs, most of which are currently allocated to non-Missouri utility operations, including the properties proposed to be sold to Black Hills Corporation.   The total synergies also include an estimated $36 million of interest expense savings, net of debt reacquisition costs.

The estimated synergies announced today are different than what we originally estimated we announced the deal in February, as well as the synergy estimates in the current amended joint proxy statement/prospectus filed with the SEC. Through the integration efforts of the transition teams, we now have a better understanding of potential synergies that can be derived from the transaction.  The synergies estimates in the joint proxy statement/prospectus will be updated when we file our next amendment with the SEC.

The April 2007 filing contained a proposal to share estimated synergies between shareholders and retail utility customers.  In the August update, we proposed that customers and shareholders equally share the estimated $305 million of non-fuel operating synergies, offset by the $45 million in incremental transition costs, over five years.

Other items of note include:

Positions: The updated testimony also provides Great Plains Energy’s and KCP&L’s view of staffing levels for the companies once the transaction closes. Great Plains Energy and KCP&L expect to eliminate 355 Aquila positions, while retaining 900 positions to be filled from the approximately 1,250 Aquila Missouri employees.  Aquila Missouri employees may also be hired by Black Hills Corporation in connection with its proposed acquisition of certain Aquila assets.  Additionally, Aquila Missouri employees may also be retained to fill positions vacated through retirement and attrition.

The companies are also working to refine the recruitment and selection process, which involves matching the interests, talents and skills of Aquila employees with the needs and opportunities at Great Plains Energy and Black Hills.

Facilities:  We expect to achieve efficiencies through facility consolidations and relocations, including the sale of the 20 West 9th building.  We expect to use Aquila’s Raytown facility as its primary call center, and use its current call center for back-up support.  In the transmission and delivery area, Aquila’s Platte City and Liberty centers will be consolidated into KCP&L’s Northland facility, and we expect to consolidate Aquila’s Lees Summit and Blue Springs centers with KCP&L’s  Dodson center at new facility that will be built in a location to be determined.  We must keep in mind that no changes will be made until the proposed transactions close and until then all of our service centers are expected to remain open at their present locations.

7.	Is the information in the filing a final view of synergies?

To prepare the filing, both Great Plains Energy and Aquila have scrutinized their financial and operational plans to make the best estimation of expected synergies, but the information could change as the companies continue integration planning.

8.	What was the process for calculating the synergies?

The transition goal is not to simply integrate the two companies’ operations, but to build a Tier 1 organization. To that end, each integration planning team analyzed related processes, facilities, positions and costs and then designed its part of the integrated organization from the ground up, developing budgets to support the plans.

Employees

9.	Will any KCP&L employees be eliminated in the GPE/Aquila transaction?

No.

10.	How does the company plan to operate after close with KCP&L’s three and Aquila’s two existing bargaining units?

To operate as one strong regional electric utility on Day 1, KCP&L intends to pursue negotiations that would result in the integration of the Aquila employees currently represented by IBEW 695 and 814 into KCP&L’s three existing bargaining units. Achieving this would allow the company to have more flexibility in aligning employees with customers’ needs and operationally integrating common work and safety rules for all employees.

However, in the event KCP&L is not successful in negotiating an appropriate integration result, it will consider alternative strategies that could include integration of certain Aquila functions and employees, and continuing to operate under the existing Aquila contracts for the remaining employees.

Facilities

11.	Where will KCP&L’s headquarters be located – and why?

The facilities team has visited and analyzed every facility in both companies. They determined that although the historic 20 West Ninth building that was beautifully restored by Aquila in the 1990s, it does not fit GPE’s needs.

The 1201 Walnut location will remain as KCP&L’s headquarters’ office. We are currently beginning negotiations for our 1201 Walnut lease and will include our new needs in the negotiation.

12.	What other facilities will be affected by the transaction?

Consolidation is planned where it makes sense, but plans are not yet final.

The 801 Call Center will relocate to Aquila’s Raytown facility bringing multiple benefits. The work environment is very conducive for call center operations in Raytown and the move will lower KCP&L’s exposure from having multiple facilities located in close proximity. For example, last winter’s chemical fire in the East Bottoms created the possibility of having to temporarily close KCP&L’s 1201 Walnut, 801 and F&M facilities. The move to the Raytown facility also will eliminate the possible multimillion dollar investment for expanded parking for 801 and provide employees with free on-site parking.

Other facilities-related changes include:

•	801 will become the Call Center backup site.

•	KCP&L will investigate consolidating the Lee’s Summit Service Center (SC)/garage, the Blue Springs SC and the Dodson SC into a brand new service center in the Lee’s Summit area.

•	Liberty SC and Platte SC will be consolidated in the Northland Service Center. At the same time, Platte City/Liberty trouble men will be added to provide better, 24/7 service in those areas.

Next Steps

13. What happens next in the acquisition process?

The next steps in the deal process are the Aquila and Great Plains Energy shareholder vote (expected to happen in September or October) and completion of regulatory approval processes.

14. What is the likelihood that the proxy vote will pass?

Both Great Plains Energy and Aquila are optimistic that shareholders will approve the transaction, because the sale will benefit companies’ current and future customers, communities, employees and shareholders.

15.  What happens after the proxy votes?

The milestone events that will occur between the proxy votes and deal close are as follows:

In terms of integration planning and preparation, the teams are completing the third phase on the Integration Planning and Preparation diagram. More intense work is now beginning on building the Tier 1 organization, which will include numerous “enabler projects” and other key planning decisions.

Financial Impact

16.	Will this impact KCP&L’s 2007 financial results?

The filing does not impact its financial results.  Great Plains Energy and KCP&L financial results currently include costs resulting from the integration planning efforts, however non-labor transition costs are excluded from core earnings.

Customers

17.	How will customers be notified of the transactions and expected synergies?

KCP&L and Aquila will interact with their respective customers until the transactions close. Each will work to keep customers informed.

Communities

18.	How will Aquila communities be notified of the transactions and expected synergies?

Aquila will remain the primary interface with communities in its service areas until the transactions close. Its state leaders and teams will continue to meet with local leaders to keep them informed of the deal progress and any impact/changes that may be pertinent to their areas.

Reason for Acquisition

19. What is the purpose of the GPE/Aquila transaction?

As stated in the February 7, 2007 announcement, the transaction will create a strong regional utility that is committed to improving the total living environment and providing superior service, reliability, environmental benefits and long-term low prices. It will provide increased value for investors and more opportunity for employees to be part of a growing Tier 1 regional utility, along with growth that delivers significant value to all stakeholders.

Definitions

20.  What does “Tier 1” mean?

The term “Tier 1” is used to describe a company that is performing in the top quartile, as compared to its industry peers, in specific operational areas. Great Plains is developing a strategy for achieving Tier 1 performance in each functional area.

21.	What is “Day 1”?

The term “Day 1” is used to describe the day following the close of the transactions.  At that point in time, the management and operating duties of running the Aquila businesses will be the responsibility of Great Plains and Black Hills for the properties acquired.

Questions

22.	Where can I get answers to my questions about this filing or other transition-related questions?

We have established an e-mail link on the transaction page of the intranet.  You can also call Margie Paxton at 816-556-2136 or your supervisor as well.  Questions are encouraged.

Information Concerning Forward-Looking Statements

Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information. These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy successfully integrating the acquired Aquila businesses into its other operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from Great Plains Energy's expectations; the actual resulting credit ratings of Great Plains Energy or Aquila or their respective subsidiaries; the effects on the businesses of Great Plains Energy or Aquila resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on Great Plains Energy or Aquila; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy and Aquila are set forth in their most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange Commission ("SEC"), which are available at www.greatplainsenergy.com and www.aquila.com, respectively. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-142715), containing a preliminary joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.

Participants in Proxy Solicitation

Great Plains Energy, Aquila, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in the proxy statement for Great Plains Energy’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2007.  Information regarding Aquila, Inc., directors and executive officers and their ownership of Aquila, Inc., common stock is set forth in the proxy statement for Aquila’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2007.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila, and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction.